November 26, 2024

Sebastian Toke
Chief Executive Officer
GCL Global Holdings Ltd
29 Tai Seng Avenue #02-01
Natural Cool Lifestyle Hub
Singapore 534119

       Re: GCL Global Holdings Ltd
           Amendment No. 3 to Registration Statement on Form F-4
           Filed November 12, 2024
           File No. 333-280559
Dear Sebastian Toke:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 16, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-4
Questions and Answers for Stockholders of RFAC
Q: What equity stake will holders of RFAC Public Shares, holders of Company Shares and the Sponsor hold in PubCo upon completion..., page 15

1. We note that you entered into a Note Purchase Agreement for $20,025,000 of
       Convertible Notes, which will be convertible into PubCo's fully paid and nonassessable shares that will be exchanged for Merger Consideration
Shares at
       Closing. We further note your cover page disclosures where you state "[i]t is anticipated that, upon completion of the Business Combination, not including PubCo
       Ordinary Shares that may be issued in connection with the Transaction Financing,
       (i) 127,799,369 PubCo Ordinary Shares" will be issued. Please tell us how you have
 November 26, 2024
Page 2

       reflected the additional shares that will be issued to the Transaction Investors in the share ownership information for PubCo in the tables on page 17 and elsewhere throughout the filing. In addition, tell us whether the 2.0 million shares, which you currently classify as Sponsor incentive shares, were impacted by the Transaction
       Financing. If not, explain why and revise your disclosures accordingly. Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 112

2. We note the maximum redemptions assuming no waiver of the Minimum Cash Condition scenario assumes that 1,279,193 RFAC Public Shares will be redeemed at
       an assumed price of $11.15 per share and still allow RFAC to meet the Minimum
       Cash Condition of $25.0 million available to PubCo at closing from Trust Account and Transaction Financing. Please provide us with your calculations that support these assumptions.
Audited Financial Statements of GCL Global Limited
Note 2. Summary of Significant Accounting Policies
Indefinite-lived intangible assets, page F-69

3. We continue to consider your responses to prior comments 6 - 8 regarding the accounting for your indefinite-lived intangible assets and may have further comments.
Exhibits

4. Please revise to include Marcum Asia CPAs LLP's consent for the inclusion of their report with respect to the audit of GCL Global Holdings Ltd.
       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Derby at 202-551-3334
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Mike Blankenship